United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2017

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐        No   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐        No   ☐

Annual Meeting of Shareholders

GW Pharmaceuticals plc (the “Company”) has announced that its annual meeting of shareholders will be held on March 14, 2017 (the “Annual Meeting”). In that regard, attached hereto as Exhibits 99.1 is a copy of the shareholder circular distributed to shareholders on February 13, 2017 in connection with the Annual Meeting.

The Company’s UK Annual Report (the “UK Annual Report”), which contains the Company’s Directors’ Remuneration Report for the year ended September 30, 2016, is being mailed to the Company’s shareholders and also posted on the investor relations section of the Company’s website, www.gwpharm.com. Shareholders may also go to the Investor Relations page of the Company’s website for a copy of the Annual Report on Form 20-F for the year ended September 30, 2016, as well as copies of the Proxy Statement and form of Proxy Card for the Annual Meeting. Please note that the form of Proxy Card on the website is for information purposes only and cannot be used to vote.

The information contained in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits
99.1	Shareholder Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: February 13, 2017